David S. Hunt email: dh@hunt-pc.com	The Hunt Law Corporation A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

February 17, 2006

Raquel Howard, Staff Accountant
Securities & Exchange Commission
Washington, DC 20549

Mail Room 3561

Re: Bonanza Gold, Inc.
Item 4.01 Form 8-K
Filed February 10, 2006
File No. 000-50603

Dear Ms. Howard:

Thank you for your comments on our Form 8K filed on February 10, 2006. We have amended our Form 8K per your comments. We have drafted the following letter to aid in your review of our responses. The Form 8K/A is being simultaneously submitted with this correspondence.

1.
Please clarify whether your former accountant resigned, declined to stand for re-election or was dismissed in connection with the reverse merger. Also state the date of the change in your certifying accountant and the date which the new accountant was engaged.

We now state in our 8K/A that effective February 9, 2006, we terminated the services of our certifying auditors, DeCoria, Maichel & Teague P.S. Due to the reorganization in connection with the share exchange agreement, Left Behind Games Inc.’s operations are our only significant operations and as a result Left Behind Games Inc.’s auditor, Corbin & Company, LLP, has been appointed to replace the small business issuer’s current auditor.

2.	Please amend your disclosure to address the two most recent fiscal years and any subsequent interim period from the date of the last audited financial statements. See Item 304(a)(1)(iv) of Regulation S-B.

We now state that during the referenced period for the fiscal years ended March 31, 2004 and March 31, 2005 and for the interim period ended December 31, 2005, there were no disagreements between the small business issuer and DeCoria, Maichel & Teague P.S. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of DeCoria, Maichel & Teague P.S. would have caused DeCoria, Maichel & Teague P.S. to make reference to the matter in its reports on the small business issuer's financial statements, had any such reports been issued. During the period of engagement through February 9, 2006, there were no reportable events as the term described in Item 304(a)(1)(iv) of Regulation S-B.

3.
We note that your current disclosures address only the former accountant’s most recent report on your financial statements for the year ended March 31, 2005. Please revise your disclosure to address whether the former accountant’s reports for each of the last two years contained as adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, which would include with uncertainty regarding the ability to continue as a going concern.

In addition to our responses to comment #2 above, we now state that during the period of engagement through February 9, 2006, the auditor's reports issued by DeCoria, Maichel & Teague P.S., including the financial statements of the small business issuer for the fiscal years ended March 31, 2004 and March 31, 2005 did not contain an adverse opinion, a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles. However, the audit reports did reflect uncertainties regarding the ability of the small business issuer to continue as a going concern.

4.
We note your disclosure “Management did not consult De Cori, Maichel & Teague P.S. regarding the application of accounting principles …” This statement appears to be disclosure that would be required for the new accountant, if applicable. Please revise you disclosure accordingly. See Item 304(a)(2)(i) and (ii) of Regulation S-B

We have deleted this statement. We do not believe that the facts warrant disclosures under Item 304(a)(2)(i) and (ii) of Regulation S-B.

5.
Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with you revised Item 304 disclosures, or the extent to which the accountant does not agree.

Please see Exhibit 16.1 to our 8K/A. It is a letter from DeCoria, Maichel & Teague P.S. the former accountants.

We are prepared to address further comments to this filing, if necessary. Thank you for your assistance.

Respectfully,

/s/ David S. Hunt

David S. Hunt
Attorney for Bonanza Gold, Inc.